Alvotech

Société Anonyme (Public Limited Company)

9, Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B258884

September 19, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Alvotech
Registration Statement on Form F-1
File No. 333-266136

Request for Acceleration of Effective Date
Requested Date: September 21, 2022
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-266136) (the “Registration Statement”) to become effective on September 21, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicolas H.R. Dumont of Cooley LLP, counsel to the Registrant, at (212) 479-6446, or in his absence, Michal Berkner of Cooley LLP at +44 (0) 20 7556 4321 or Divakar Gupta of Cooley LLP at (212) 479-6474.

*    *    *    *

Very truly yours,

/s/ Tanya Zharov
Name: Tanya Zharov
Title: Deputy Chief Executive Officer

cc:	Robert Wessman, Alvotech
Nicolas H.R. Dumont, Cooley LLP
Divakar Gupta, Cooley LLP
Michal Berkner, Cooley LLP